

May 22, 2007

Via Facsimile (817) 878-9753 and U.S. Mail

C. William Blair
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, TX 76102

Re: **Amrecorp Realty Fund II**
      Schedule 14D-9 filed on May 10, 2007
      Schedule 14D-9/A filed on May 16, 2007
      SEC File No. 5-54793

Dear Mr. Blair:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the Schedule 14D-9, as amended, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Schedule 14D-9/A filed on May 16, 2007

1.   We note that this amended Schedule 14D-9 addresses the Partnership's position on two different tender offers: (i) the modified offer by MacKenzie Patterson at $105 per unit; and (ii) the offer by Mr. Werra at $100 per unit. To avoid confusion, please avoid using the same Schedule to address two different offers. For example, the reference to "either tender offer" in the revised Schedule 14D-9 is not clear because there are potentially three relevant tender offers (the initial MacKenzie Patterson offer at $90/unit, the revised MacKenzie Patterson offer at $106/unit and Mr. Werra's affiliated tender offer at $105/unit).

2.   There is no letter to unit holders or other attachment to this amended Schedule
        14D-9. Tell us how you disseminated the revised disclosure document. We
        believe, because of the highly material developments that occurred after the filing
        of the Partnership's initial Schedule 14D-9 (increase in the offer price in the
        MacKenzie Patterson tender offer, receipt of an offer for the Partnership property
        that would yield a higher per unit price than that offered by MacKenzie Patterson
        or Robert Werra) the revised disclosure should be disseminated in the same
        manner as was the initial Schedule 14D-9.

Item 4. The Solicitation or Recommendation – Reasons for the Recommendation, page 2

3.   You state that the general partner is not taking a position with respect to the
        MacKenzie Patterson (revised offer) in part because "the Partnership does not
        believe it has enough information to evaluate the MacKenzie Patterson tender
        offer at this time." Describe the additional information you believe the Partnership
        needs in order to fully evaluate the offer, and disclose whether the general partner
        has asked for this additional information. If it has not done so, explain why not.

4.   Revise this section to clarify that the $5,400,000 offer to purchase the Chimney
        Square property was made by the Partnership's general partner Mr. Robert Werra.
        Since it is not clear whether the proxy materials filed in connection with that prior
        sale were ever disseminated to unit holders, it is not clear they would know that.

5.   Expand to describe the material terms of the most recent offer for the Partnership
        property at $5,600,000. Your expanded disclosure should address any material
        contingencies to the offer, and the anticipated closing date if known. Identify the
        offeror, or tell explain why you don't believe this information is material.

6.   Your disclosure indicates that the general partner has elected not to immediately
        negotiate or accept the offer for the Chimney Square property, but to instead
        continue to market the property. What approximate time frame is contemplated
        for accepting or negotiating with this offeror? Does the offer for the property
        expire if not accepted within a certain time period? Has this offeror commenced
        "due diligence" or inspection of the property?

7.   Update the disclosure to reflect any recent developments regarding additional
        offers for the Chimney Square property, including any offers lower than those
        previously received.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a
comment, tell us why in a supplemental response letter that you should file via EDGAR
as correspondence. The letter should note the location in your amended disclosure
document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from the Partnership acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning the tender offer, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions